Exhibit 4.3
BP p.l.c.
RULES OF THE BP p.l.c.
DEFERRED ANNUAL BONUS PLAN 2005

Adoption:	28 July 2005

Amendment:	16 March 2007, with effect for Restricted Share Units granted on or after this date

Further Amendment:	7 May 2008, with effect for Restricted Share Units granted on or after this date

Further Amendment:	17 December 2008

Expiry Date:	28 July 2015
Linklaters
One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Ref 01/145/S Diosi

Table of Contents

Contents		Page
1	Definitions	1

2	Operation of the Plan	2

3	Restricted Share Units	4

4	Making of Awards	5

5	Career Breaks	6

6	Leaving the Group before the end of the Restricted Period	7

7	Variations in share capital, demergers and special distributions	8

8	Takeovers and restructurings	8

9	Exchange of Awards	10

10	Restrictions on issue of Shares	10

11	Terms of employment	10

12	General	11

13	Changing the Plan and termination	13

14	Governing law and jurisdiction	14

i

Rules of the BP p.l.c. Deferred Annual Bonus Plan 2005
Introduction
This plan sets out the terms on which awards of shares may be made to certain employees of the Company and its Subsidiaries. Employees selected for participation in the Plan will be granted restricted share units giving them a conditional entitlement to an award of shares. The number of restricted share units granted will be calculated as a percentage of the cash bonus they receive under the Company’s annual cash bonus plan. The award of shares is subject to continued employment during the holding period. This Plan was amended with effect from 16 March 2007. Grants and Awards made prior to this date are governed by the rules of the BP Deferred Annual Bonus Plan 2005 as adopted on 28 July 2005. Subsequent amendments were made to this Plan on 7 May 2008.
1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depository share representing ordinary shares of the Company;

“Award” means an award of Shares under rule 4;

“Award Date” means the date on which an Award is made under any of rules 4.1, 5, 6 or 8;

“Business Day” means a day on which the London Stock Exchange (or, if relevant and if the Designated Corporate Officer determines, any stock exchange nominated by the Designated Corporate Officer on which the Shares are traded) is open for the transaction of business. For the purposes of ADSs “Business Day” means a day on which the New York Stock Exchange is open for the transaction of business;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Company” means BP p.l.c.;

“Conditions” means any conditions imposed under rule 2.4, including any conditions relating to performance;

“Control” has the meaning given to it by Section 840 of the Income and Corporation Taxes Act 1988;

“Dealing Restrictions” means restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code;

“Designated Corporate Officer” means the Group Chief Executive or other appropriate Corporate Officer authorised under the BP Management Framework or under other relevant delegations;

“Grant Date” means the date which the Plan Administrator sets for the grant of Restricted Share Units;

“London Stock Exchange” means London Stock Exchange plc;

“Member of the Group” means:
(i)	the Company; and

(ii)	its Subsidiaries from time to time; and

(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer;
“Model Code” means the UK Listing Authority Model Code for transactions in securities by directors, certain employees and persons connected with them;

“Participant” means a person who is participating in the Plan or his personal representatives;

“Plan” means these rules known as “The BP p.l.c. Deferred Annual Bonus Plan 2005” as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Services Authority as meeting the Financing Information Provider Criteria and is on the list of Regulatory Information Services monitored by the Financial Services Authority;

“Restricted Period” means the period notified to the Participants under rule 3.1.2, and which will normally be 3 calendar years from the beginning of the calendar year in which the Grant Date falls, unless otherwise determined by the Plan Administrator and approved by the Designated Corporate Officer on or before the Grant Date;

“Restricted Share Unit” means a conditional entitlement to an Award granted to a Participant in accordance with the Share Bonus Ratio;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 4.6);

“Share Bonus Ratio” means the percentage, as determined by the Designated Corporate Officer, of the cash bonus used to calculate the number of Restricted Share Units granted to a Participant;

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 736 of the Companies Act 1985;

2	Operation of the Plan

2.1	Eligibility
2.1.1	The Company may select any employee of a Member of the Group to join the Plan and become a Participant, However, participation may not be extended to an employee who on the Grant Date is either (i) a director of the Company or (ii) unless rule 2.8 applies, an employee whose employment has been or is to be terminated whether or not notice of termination of employment has been given or received and whether or not such termination is lawful; unless in the case of (ii) only the Designated Corporate Officer considers that special circumstances exist.

2.1.2	Rule 2.8 applies where a person has ceased to be an employee of the Company or Subsidiary or an event occurs as described in rules 8.1, 8.2 or 8.4 during the financial year prior to the Grant Date.
2.2	Grant
2.2.1	Where a Participant has been selected to participate in the Plan under rule 2.1.1, the Company will determine how many Restricted Share Units should be granted to the Participant. Rule 5.1 also applies in relation to Career Breaks.

2.2.2	Restricted Share Units granted under the Plan, and the terms of those Restricted Share Units must be approved in advance by the Designated Corporate Officer.
2.3	Timing of Operation

Restricted Share Units may only be granted within 42 days starting on any of the following:
2.3.1	the date of adoption of the Plan;

2.3.2	the day after the announcement of the Company’s results through a Regulatory Information Service for any period;

2.3.3	any day on which the Designated Corporate Officer resolves that exceptional circumstances exist which justify the grant of Restricted Share Units;

2.3.4	any day on which changes to the legislation or regulations affecting share plans are announced, effected or made; or

2.3.5	the lifting of Dealing Restrictions which prevented the granting of Restricted Share Units during any period specified above.
2.4	Conditions
2.4.1	Awards in respect of Restricted Share Units may be subject to the satisfaction of Conditions specified at the Grant Date. Conditions may be different for different Participants.

2.4.2	The Company, subject to the approval of the Designated Corporate Officer, may waive or change the Conditions in accordance with their terms or in any way the Designated Corporate Officer sees fit.

2.4.3	Notwithstanding anything else in the Plan, an Award will only be made in respect of Restricted Share Units to the extent that any Conditions are satisfied or waived.
2.5	Statements

Each Participant will receive a statement setting out the terms of the Restricted Share Units as soon as practicable after the Grant Date and from time to time thereafter if the Company deems it appropriate following any increase in Restricted Share Units under rule 3.3. If any statement is lost or damaged the Company may replace it on such terms as it decides.

2.6	No payment

A Participant is not required to pay for the grant of any Restricted Share Units.

2.7	Disclaimer of Restricted Share Units

Any Participant may disclaim all or part of his Restricted Share Units within 80 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Restricted Share Units will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

2.8	Persons who leave during financial year

Where a person has ceased or is to cease to be an employee of the Company or a Subsidiary for any of the reasons set out in rules 6.2.1 or 6.4, prior to the Grant Date but was an employee at any time during the relevant financial year then that person is eligible for a grant of Restricted Stock Units to be made to him on the Grant Date in respect of that relevant financial year. The number of Shares comprised in Restricted Stock Units will be determined by the Designated Corporate Officer having regard to performance and the period of the relevant financial year in which the individual was an employee as a proportion of the whole financial year.

Where during the relevant financial year an event described in rules 8.1, 8.2 or 8.4 takes place, then the Company may grant the employee Restricted Share Units and an Award may be made to him. .

3	Restricted Share Units

3.1	Terms of Grant

Restricted Share Units are subject to the rules of the Plan and such other terms and conditions as may be determined on or before the Grant Date by the Designated Corporate Officer. The terms of the grant of Restricted Share Units, as determined by the Company and approved by the Designated Corporate Officer, must be notified to the Participant and must include:
3.1.1	the number of notional Shares comprised in Restricted Share Units;

3.1.2	the Restricted Period; and

3.1.3	any condition specified under rule 2.4.
3.2	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Shares notionally comprised in Restricted Share Units.

3.3	Dividend equivalents

The number of Restricted Share Units granted to a Participant shall be increased as determined by the Plan Administrator to take account of the Net Dividends that would have been paid on the Shares subject to his Restricted Share Units during the Restricted Period (“Additional Restricted Share Units”). Additional Restricted Share Units will be credited to a Participant at the time dividends are paid. All Additional Restricted Share Units shall be subject to the rules of the Plan and the terms of the Restricted Share Units by reference to which they were granted, including the same Restricted Period.

The Designated Corporate Officer may at any time decide to disapply this rule 3.3 in relation to all or part of a special dividend or dividend in specie which may otherwise be included in rule 3.3.

For the purposes of this rule 3.3, “Net Dividends” means the amount of the dividend payment excluding any tax credit.

3.4	Restriction on disposal of interest and hedging

A Participant must not sell, transfer, assign, hedge, charge or otherwise dispose of any grant (or any part of a grant) of Restricted Share Units (or any interest in such grant) and must not enter into any transaction which transfers the risk of price movements with regard to the Shares subject to a grant of Restricted Share Units. If he does, then the Designated Corporate Officer may determine that the whole grant of Restricted Share Units lapses.

4	Making of Awards

4.1	Making of Awards where no Conditions apply

Subject to rules and 6, the Company will make an Award to the Participant as soon as practicable following the end of the Restricted Period.

4.2	Award where Conditions apply

Where an Award is subject to the satisfaction of Conditions, the Designated Corporate Officer will as soon as practicable following the end of the Restricted Period determine whether and to what extent any Conditions have been satisfied and make an Award to the Participant. The Designated Corporate Officer may decide to adjust the number of Shares to be awarded (which may exceed the number notified under rule 2.2.1) to take account of the extent to which the Conditions have been satisfied.

4.3	Consequences

To the extent that an Award has been made under any of rule 4, 6, or 8, the Company will procure the transfer of Shares to the Participant (or as he may direct) as soon as practicable after the Award Date. The Participant will be entitled to all rights to Shares where the record dates fall after the date of transfer. Any transfer of Shares will be subject to any conditions determined by the Designated Corporate Officer.

4.4	Lapse

If any Restricted Share Units lapse under the Plan an Award cannot be made and a Participant has no rights in respect of those Restricted Share Units.

4.5	Cash alternative

The Company in its absolute discretion may decide to satisfy Awards by paying an equivalent amount in cash (subject to the withholding provisions in rule 4.7 (Withholding)). The cash amount must be equal to the Market Value of the Shares which would but for the application of this rule have been awarded on the Award Date of that Award.

For the purposes of this rule 4.5, “Market Value” means in relation to a Share on any day:
4.5.1	the middle market quotation (as derived from the Daily Official List of the London Stock Exchange) on the immediately preceding Business Day; and

4.5.2	in relation to an ADS the average of the highest and lowest trading prices of an ADS as derived from the New York Stock Exchange Inc. on the immediately preceding Business Day.
4.6	ADSs

The Plan Administrator may determine that certain Restricted Share Units and Awards will be in respect of ADSs and references in these rules to Shares, Restricted Share Units and dividends shall be construed accordingly.

4.7	Withholding

The Company, any employing company or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Restricted Share Units or Awards. These arrangements may include the sale of any Shares on behalf of the Participant or the reduction in the number of Shares comprised in an Award.

4.8	Forfeiture

Notwithstanding any other rules of the Plan (including, without limitation, rules 6.2, 6.3, and 6.4), if the Designated Corporate Officer determines that a Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant’s position then the Designated Corporate Officer may reduce the number of Shares to be awarded (including to zero in which case an Award will not be made) or if an Award has already been made but Shares have not yet been transferred (because of, for example, any Dealing Restrictions), transfer to the Participant a reduced number of Shares or no Shares at all.

5	Career Breaks

5.1	Grant

If, on the Grant Date, a Participant is on a Career Break, or at any time prior to the Grant Date has been on a Career Break, his grant of Restricted Share Units may be pro-rated by reference to the period of the financial year immediately preceding the Grant Date in which the Participant was on a Career Break as a proportion of the whole financial year.

5.2	Award
5.2.1	If a Participant is on a Career Break on the date that an Award would ordinarily be made under the Plan, then unless the Plan Administrator determines otherwise in any particular case, an Award will not be made but will be made in accordance with rules 4.1 to 4.7 as soon as practicable after the Plan Administrator determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return, and in that period has not given or received notice of termination of employment .

5.2.2	Unless any of the reasons set out in rules 6.2.1, 6.4, 8.1, 8.2 or 8.4 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 5.2.2, then an Award will not be made to the Participant and the Restricted Share Units will lapse on cessation of employment. If any of the reasons set out in rules 6.2.1 or 6.4 applies, an Award will be made in accordance with rules 4.1 to 4.7 as soon as practicable after cessation of employment. If any of the reasons set out in rules 8.1, 8.2 or 8.4 apply, an Award will be made in accordance with those rules.
6	Leaving the Group before the end of the Restricted Period

6.1	General rule on leaving employment

Unless rule 6.2 or 6.4 applies, if a Participant ceases to be an employee or director of a Member of the Group before the end of the Restricted Period, then all his Restricted Share Units lapse on the date of cessation and he shall not be entitled to any Shares.

6.2	Leaving in exceptional circumstances
6.2.1	Other than when rule 5.2.2 applies, if a Participant ceases to be an employee or director of any Member of the Group before the end of the Restricted Period for any of the reasons set out below, then his Restricted Share Units do not lapse and an Award may be made to him at the end of the Restricted Period in accordance with rule 4.1 unless the Plan Administrator decides to make the Award before the end of the Restricted Period. The reasons are:
(i)	ill-health, injury or disability;

(ii)	retirement with the agreement of the Company;

(iii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;

(v)	redundancy, but only in circumstances which give rise to a redundancy payment;

(vi)	termination or severance by the Participant’s employer except where the Plan Administrator determines that an Award should not be made due to the conduct or performance of the Participant; or

(vii)	any other reason, if the Designated Corporate Officer so decides in any particular case.
6.2.2	The Designated Corporate Officer and the Plan Administrator must exercise any discretion provided for in rule 6.2.1(vii) within 80 days after they become aware of the cessation of the relevant Participant’s employment or office and where the discretion is not exercised in favour of the Participant the Restricted Share Units will be treated as having lapsed on the date of cessation.

6.3	Leaving after the end of the Restricted Period but before the making of an Award or the transfer of Shares

Subject to rule 4.8, if a Participant ceases to be an employee or director of any Member of the Group after the end of the Restricted Period but either before Awards have been made or, to the extent Awards have been made, before the Shares have been transferred (because of, for example, any Dealing Restrictions), then neither his Restricted Share Units nor Awards will lapse. In these circumstances, Awards will still be made in accordance with rule 4.

6.4	Death

If a Participant dies, his Restricted Share Units do not lapse and an Award may be made to his personal representatives as soon as possible after the date of death The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Awards in cash calculated in accordance with rule 4.5.

6.5	Meaning of “ceasing to be an employee or director”

For the purposes of this rule 6, a Participant will not be treated as ceasing to be an employee or director of a Member of the Group until he ceases to be an employee or director of any Member of the Group or if he recommences employment with a Member of the Group within 7 days.

7	Variations in share capital, demergers and special distributions

If, before the transfer of Shares pursuant to an Award, there is:
7.1.1	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or

7.1.2	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

7.1.3	a special dividend or distribution,
then the number of Shares comprised in an Award shall be adjusted in such manner as the Designated Corporate Officer may determine.

8	Takeovers and restructurings

8.1	Takeovers

Where, before the end of the Restricted Period, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, an Award will be made to a Participant, subject to rules 2.4 and 8.3 (Exchange), on the date the person obtains Control. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

8.2	Schemes of arrangement

When, before the end of the Restricted Period, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, an Award will be made to a Participant, subject to rules 2.4 and 8.3 on the date of court sanction. This rule applies to a court sanction under Section 425 of the Companies Act 1985 or equivalent procedure under local legislation. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

8.3	Exchange

An Award will not be made under either rule 8.1 or 8.2 but Restricted Share Units will be exchanged under rule 9 (Exchange of Awards) to the extent that:
8.3.1	an offer to exchange the Restricted Share Units is made and accepted by a Participant; or

8.3.2	the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 8.1 applies) or court sanction (where rule 8.2 applies) that the Restricted Share Units will be automatically exchanged.
8.4	Demergers or other corporate events
8.4.1	If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 8.1 (Takeover), or 8.2 (Schemes of arrangement) which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Restricted Share Units, the Designated Corporate Officer may determine that an Award will be made to a Participant. The Designated Corporate Officer will determine the number of Shares to be awarded in respect of Restricted Share Units.

8.4.2	The Company will notify any Participant who is affected by the exercise of discretion of the Designated Corporate Officer under this rule.
8.5	Designated Corporate Officer

In this rule, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

8.6	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:
8.6.1	suffer a tax disadvantage in relation to his Restricted Share Units and/or the making of an Award (this being shown to the satisfaction of the Designated Corporate Officer); or

8.6.2	become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares because of the security laws or exchange control laws of the country to which he is transferred;

8.6.3	then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that the Awards will be made on a date the Designated Corporate Officer chooses before or after the transfer takes effect. The Award will be made in respect of the number of Restricted Share Units the Designated Corporate Officer permits.

9	Exchange of Awards

9.1	Timing of exchange

Where Restricted Share Units are to be exchanged under rule 8 (Takeovers and restructurings) the exchange will take place as soon as practicable after the relevant event.

9.2	Exchange terms

Where a Participant is granted new Restricted Share Units in exchange for existing Restricted Share Units, the new Restricted Share Units:
9.2.1	must be equivalent to the existing Restricted Share Units;

9.2.2	are treated as having been acquired at the same time as the existing Restricted Share Units and Awards will be made in the same manner and at the same time;

9.2.3	are governed by the Plan as if references to Shares were references to the shares over which the new restricted share units are granted and references to the Company were references to the Acquiring Company.
10	Restrictions on issue of Shares

No Shares will be issued or transferred from treasury to satisfy Awards unless the Company in general meeting approves in advance such issue or transfer if such approved is required.

11	Terms of employment
11.1.1	For the purposes of this rule, “Employee” means any person who is or will be eligible to be a Participant, or any other person.

11.1.2	This rule applies:
(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii)	during an Employee’s employment or employment relationship with any Member of the Group; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.
11.1.3	Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

11.1.4	The grant of Restricted Share Units on a particular basis in any year does not create any right to or expectation of the grant of Restricted Share Units on the same basis, or at all, in any future year.

11.1.5	The benefit to an Employee of participating in the Plan shall not form any contractual right and shall not be pensionable or benefit bearing.

11.1.6	No Employee has a right to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

11.1.7	Without prejudice to an Employee’s right in respect of Restricted Share Units or an Award subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Restricted Share Units or the Award. Any and all discretions, decisions or omissions relating to the Restricted Share Units or the Award may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

11.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:
(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to Restricted Share Units or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan or any grant of Restricted Share Units or any Award.
11.1.9	Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire shares subject to and in accordance with the express terms of the Plan and any condition under rule 2.4, in consideration for, and as a condition of, the grant of Restricted Share Units under the Plan.

11.1.10	Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

11.1.11	Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.
12	General

12.1	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Restricted Share Units or an Award or matter relating to the Plan will be final and conclusive.

12.2	Documents sent to shareholders

The Company may, if it considers it appropriate, send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

12.3	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Restricted Share Units or an Award to that Participant.

12.4	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

12.5	Employee trust

Any Member of the Group may provide money to the trustee of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 153 of the Companies Act 1985.

12.6	Data protection

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company for all purposes relating to the operation of the Plan. These include, but are not limited to:
12.6.1	administering and maintaining Participant records;

12.6.2	providing information to trustees of any employee benefit trust, registrars, brokers or third party administrators of the Plan;

12.6.3	providing information to future purchasers of the Company or the business in which the Participant works;

12.6.4	transferring information about the Participant to a country or territory outside the European Economic Area;

12.6.5	providing information to enable the Company to survey the Participant in respect of his participation in the Plan.
To the extent a Participant has already entered into any other data protection agreement with any Member of the Group, this rule 12.6 will be interpreted so as not to be inconsistent with or to limit that existing or this agreement.

12.7	Consents

All allotments and transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

12.8	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

12.9	Notices
12.9.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:
(i)	delivered or sent by post to him at his home address according to the records of his employing company; or

(ii)	sent by e-mail or fax to any e-mail address or fax number which according to the records of his employing company is used by him; or

(iii)	posted on the Company’s website;
or in the case of rules 12.9.1(i) or (ii) such other address, for example, work address, which the Company considers appropriate.

12.9.2	Any notice or other document which has to be given to the Company or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Plan Administrator or duly appointed agent may from time to time decide and notify to Participants) or sent by e-mail or fax to any e-mail address or fax number notified to the Participant.
Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail or fax, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

13	Changing the Plan and termination

13.1	Designated Corporate Officer’s powers

The Designated Corporate Officer may at any time change the Plan in any way.

13.2	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

13.3	National Provisions

Notwithstanding any other provision of the Plan, but subject always to rule 13.1 the Company may amend or add to the provisions of the Plan it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Restricted Share Units granted to such Participants are not more favourable overall than the terms of Restricted Share Units granted to other Participants.

13.4	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Restricted Share Units granted before such termination will continue to be valid and Awards may be made in respect of those Restricted Share Units as described in these rules.

14	Governing law and jurisdiction

English law governs the Plan and all Awards and their construction. The English Courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan, Restricted Share Units or any Award unless the Designated Corporate Officer determines otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

Schedule 1
US
This United States (“US”) Schedule has been adopted by the Company pursuant to rule 13.3 of the Plan and shall vary the terms of the Plan (including Schedules 1, 2 and 4) (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:
(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group);

(iii)	a non-US citizen who is posted to the United States as of an Award Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)	a non-US citizen to the extent that he or she is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), with regard to a grant or Award including a non-resident alien taxpayer, with respect to some portion of a grant or Award that is deemed to be income from a US source.
Rule 2.4 shall be varied by adding the following:
For purposes of Rule 2.4, the Designated Corporate Officer may not waive or change a performance Condition which requires a US Participant to remain employed or to continue to perform services as a condition of receiving an Award.
Rule 4 (Making of Awards) shall be varied by adding the following:
Notwithstanding anything contained in the Plan rules to the contrary, no Award or payment pursuant to this Plan may be paid later than 2 1/2 months after the end of the calendar year during which the Restricted Period ends.
Rule 5 shall be varied by adding the following:
Rule 5 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States. If applicable non-US law requires the general application of Rule 5 to any US Participant, Rule 5 will be applied in a manner consistent with the provisions of Rule 6.2 of this US Schedule.
The following shall be added as Rule 4.8:
4.8	Deductions and offsets from Restricted Share Units

It shall be a condition of any Award to a US Participant that the Company, a Member of the Group, or another company employing a US Participant may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the US Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the US Participant with respect to employment taxes, as determined in the sole discretion of the Plan Administrator.
Rule 6.2 shall be replaced in its entirety to read as follows:
6.2	Leaving in exceptional circumstances

If a US Participant ceases to be employed by any Member of the Group before the end of the Restricted Period for any of the reasons set out below, then his Restricted Share Units do not lapse and on Award may be made to him at the end of the Restricted Period in accordance with rule 4.1 The reasons are:

(1) Disability. For the purposes of this Rule, a US Participant will be considered Disabled if he is (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (ii) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of a Member of the Group; or (iii) otherwise disabled within the meaning of the Code. A US Participant will be considered Disabled if he is receiving benefits under the BP Long Term Disability Plan or has received a determination or disability for Social Security purposes; or

(2) a US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) a US Participant’s employing Member of the Group ceasing to be under the Control of the Company or (C) a sale of assets or other transaction resulting in the loss of the US Participant’s employment with any Member of the Group. Except as provided in (3) below, in no event will a resignation initiated by a US Participant be considered an involuntary termination of employment, regardless of whether the US Participant experienced a change in duties or work location resulting in his resignation.

(3) Retirement with the consent of the US Participant’s employer.
Rule 6.4 shall be varied by adding the following:
Unless the grant document states otherwise, the Shares will in all circumstances be delivered within 90 days after the date of the Participant’s death.
Rule 8.6 shall be varied by adding the following:
Rule 8.6 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States.

The following shall be added as rule 15
15	US Tax Compliance and Deferrals

15.1	Compliance with Section 409A and Other Applicable Laws

To the extent that the grant of Restricted Share Units results in the deferral of compensation under Section 409A of the Code: (i) the Plan is intended to comply with the rules under Section 409A; (ii) for US Participants the delivery of Shares or other property will not occur until the earliest date permitted under Section 409A(a)(2) and (a)(3); and (iii) notwithstanding the provisions of rule 12.5, the Plan shall be unfunded for the purposes of Section 409A.

Notwithstanding any provision of this Plan to the contrary, including but not limited to rules 13.3 and 13.4 the Designated Corporate Officer may amend or terminate Restricted Share Units or an Award made under this Plan at any time and without prior notice if he determines in his sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If the terms of Restricted Share Units or an Award are amended or terminated, the Company is under no obligation to provide any consideration or remuneration in lieu of the Restricted Share Units or Award.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

Schedule 2
Restricted Cash Units
1	Rules

The rules of the BP p.l.c. Deferred Annual Bonus Plan 2005 (“Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2 and (to the extent necessary) as modified by Schedule 1.

2	Definitions

“Restricted Cash Units” means a conditional entitlement to an award of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to an award of cash as described in paragraph 6 of this Schedule 2.

3	Cash Awards

Restricted Share Units will be referred to for the purposes of this Schedule as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. In addition, any dividend equivalents under rule 3.3 of the Plan will be paid in cash only. No shares may be transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units and Awards shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule, after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) the Plan Administrator will determine the number of Shares which would have been comprised in an Award had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 4.5 of the Plan.

6	Grant of Unrestricted Cash Units

6.1	The Plan Administrator may decide at any time after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) that a Participant will be granted Unrestricted Cash Units rather than made a cash payment in accordance with paragraph 5 of this Schedule.

6.2	A grant of Unrestricted Cash Units will represent the number of Shares which would have been comprised in an Award had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3	Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

6.4	A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5	The cash payment to be made under paragraph 6.4 of this Schedule will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the Market Value of a Share on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7	Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 on the date on which he ceases to be an employee.

6.8	Rule 4.7 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule.

6.9	References to “Market Value” in this paragraph 6 has the same meaning as set out in rule 4.5 of the Plan.

Schedule 3
Restricted Shares
1	Rules

The rules of the BP p.l.c. Deferred Annual Bonus Plan 2005 (“Plan”) will apply to grants made under this Schedule 3, as modified by the terms of this Schedule 3.

2	Definitions

“Award” means an award of Restricted Shares;

“Award Date” means the date on which the Award Vests;

“Grant Date” means the date on which the Plan Administrator sets for the making of an Award;

“Vest” means the date on which the restrictions attaching to the Award fall away.

“Restricted Shares” means Shares awarded in accordance with this Schedule 3 and held in the name of or for the benefit of a Participant subject to a Restricted Share Agreement;

“Restricted Share Agreement” means the agreement referred to in paragraph 3 of this Schedule.

3	Restricted Share Agreement

A Participant who is made an Award must enter into an agreement with the Company that:
(i)	to the extent that the Restricted Shares lapse under this Schedule 3, the Shares will be forfeited and he will immediately transfer his interest in the Shares to the Company or as the Company may direct, for no consideration or nominal consideration, to any person specified by the Company; and

(ii)	he will not transfer, assign or dispense of any Restricted Shares or any rights in respect of them before they Vest in accordance with paragraph 8 of this Schedule 3 and if he does his Restricted Shares will lapse except in the case of:
(a)	the transmission of his Restricted Shares on his death to his personal representatives; or

(b)	the transfer, assignment or other disposal of his Restricted Shares, with the prior consent of the Designated Corporate Officer, subject to any terms and conditions the Designated Corporate Officer may impose.
The Participant must also sign any other documentation, including a power of attorney or blank stock transfer form, requested by the Company.

If a Participant does not sign the Restricted Share Agreement or any other documents requested by the Company within a period specified by the Company, the Restricted Shares will lapse at the end of that period.

4	Award

On the making of an Award, the Company will procure that the relevant number of Shares are transferred to the Participant or held on behalf of the Participant by a person designated by the Company, under the terms of this Schedule 3 and the Restricted Share Agreement.

5	Tax elections

The Participant must enter into any elections in relation to Restricted Shares required by the Company, including elections under Part 7 of the Income Tax (Earnings and Pensions) Act 2003. If he does not do so within a period specified by the Company, the Restricted Shares will lapse at the end of that period.

6	Retention of share certificates

The Company may retain the share certificates or other documents of title relating to any Restricted Shares until they Vest in accordance with paragraph 8 of this Schedule 3 or make such other arrangements it considers necessary to enforce the Restricted Share Agreement.

7	Voting and dividends

Except to the extent specified in the Restricted Share Agreement, the Participant will be entitled to vote (or instruct any person holding the Restricted Shares on his behalf how to vote) and to receive dividends and will have all other rights of a shareholder in respect of Restricted Shares where the record date for the right falls on or after the date on which the Restricted Shares are transferred to him or held on his behalf.

Rules 3.2 and 3.3 of the Plan will not apply in relation to Restricted Shares granted under this Schedule 3.

8	Vesting

References in the rules of the Plan to the making of Awards or the award of Shares will be taken to refer to the Vesting of Restricted Shares. Subject to rule 5 of the Plan, Restricted Shares will Vest at the end of the Restricted Period.

9	Consequences of Vesting

To the extent that Restricted Shares Vest, the Restricted Share Agreement will cease to apply to the Shares. If the Shares are held by any person for the benefit of the Participant, that person may transfer the Shares to or to the order of the Participant.

10	Consequences of lapse for Restricted Shares

To the extent that Restricted Shares lapse, the Participant will transfer his interest in the Shares as described in the Restricted Share Agreement.

11	No cash alternative

Rule 4.5 of the Plan will not apply.

12	No lapse on leaving after the end of the Restricted Period but before the making of an Award

Rule 6.3 of the Plan will not apply.

13	Variations in share capital, rights issues, demergers etc

Rule 7 of the Plan will be replaced by the following paragraphs:

“If there is:

(i)	a variation in the equity share capital of the Company, including a capitalisation, sub-division, consolidation or reduction of share capital; or

(ii)	a rights issue; or

(iii)	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

(iv)	a special dividend or distribution,
the Participant will, subject to the Restricted Share Agreement, have the same rights as any other shareholder in respect of his Restricted Shares. Any shares, securities or rights allotted to a Participant as a result of such an event shall be:
(a)	treated as if they were awarded to the Participant under this Schedule 3 in the same way and at the same time as the Restricted Shares in respect of which the rights were conferred; and

(b)	subject to this Schedule 3, the rules of the Plan and the terms of the Restricted Share Agreement.
However, securities bought by a Participant pursuant to a rights issue will not be treated as described in (a) and (b) above except to the extent they are bought using the proceeds of sale of rights under that rights issue.”

Schedule 4
IST Deferred Annual Bonus Plan
This Schedule 4 contains the rules of the BP p.l.c. IST Deferred Annual Bonus Plan (“the IST DAB”). The rules of the BP p.l.c Deferred Annual Bonus Plan 2005 (“DAB”) (including Schedules 1 and 2 but excluding Schedule 3) as amended by this Schedule apply to the IST DAB.
1	Definitions

Words used in the DAB shall have the same meaning in the IST DAB as amended or added to below:

“Additional Grant” means a grant of additional Restricted Share Units in accordance with paragraph 6 of this Schedule.

“Original Grant” means the grant of Restricted Share Units made on a Grant Date.

“Restricted Periods” means the periods notified to the Participants under rule 3.1 and which will normally be three periods for each grant of Restricted Share Units comprising one, two and three calendar years from the beginning of the calendar year in which the Grant Date falls, unless otherwise determined by the Plan Administrator as approved by the Designated Corporate Officer on or before the Grant Date.

“Trader Bonus” means a bonus payable under the annual Trader Bonus Plan.

2	Eligibility

Rule 2.1 (“Eligibility”) shall in respect of the IST DAB be replaced by the following:
“2.1	Eligibility
2.1.1	The Company may select any employee of a Member of the Group who is an IST trader or an originator, as determined by the Designated Corporate Officer, and who is eligible to be awarded a Trader Bonus in respect of the financial year of the Company immediately prior to the proposed Grant Date and whose Trader Bonus is above a designated financial level.

2.1.2	For the avoidance of doubt (unless the Designated Corporate Officer considers that special circumstances exist) a person will not be eligible for a grant of Restricted Share Units under the IST DAB if at the end of the financial year immediately prior to the proposed Grant Date they were not an employee of a Member of the Group or were under notice of termination of employment (given or received and whether or not such termination was lawful).

2.1.3	No director of the Company or any employee who is not or was not a trader or an originator shall be eligible to participate in the IST DAB.”
3	Disposals and hedging

For the avoidance of doubt rule 3.4 (Restriction on disposal of interest and hedging) shall apply to grants made under the IST DAB.

4	Persons who leave during financial year

Rule 2.8 (“Persons who leave during financial year”) shall not apply to grants made under the IST DAB and shall instead be replaced by rule 2.1.2 above.

5	Making of Awards

Rule 4.1 shall in respect of the IST DAB be replaced as follows:
“4.1	Making of Awards where no Conditions apply

Subject to rule 6, the Company will make an Award to the Participant as soon as practicable following the end of a Restricted Period. Where there is more than one Restricted Period in respect of an Original Grant, then the number of Shares awarded will be divided into equal portions for each Restricted Period and the Award (including any Dividend Equivalents under rule 3.3) will be made at the end of the relevant Restricted Period in respect of that proportion of Shares.”
6	Additional Grant

The Company will make an Additional Grant at the time of the Original Grant. The number of Restricted Share Units comprised in the Additional Grant will be equal to 25% of the number of Restricted Share Units comprised in the Original Grant. The RSUs of the Additional Grant will accrue dividend equivalents under rule 3.3 (Dividend Equivalents). The Restricted Period on the Additional Grant will end at the same time as the last Restricted Period on the Original Grant.